FOR IMMEDIATE RELEASE

NEWS RELEASE

CanAlaska Uranium and Westcan Uranium to Commence Drilling Key Lake and Cree West Projects

Vancouver, Canada, January 22nd, 2008  -  The management of CanAlaska Uranium Ltd. (“CanAlaska” or the “Company”  CVV- TSX.V) is pleased to report the commencement of 2008 field operations on its uranium exploration projects at Cree West and at Key Lake, located in the south east of the Athabasca Basin, Canada.  The projects are under separate options to Westcan Uranium Corp., who is funding a combined $5.6 mil. in uranium exploration to earn 50% ownership interests.

Key Lake Project

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An operations camp has been established at Km 212 on the Key Lake road to accommodate the drill crews and geologists for the first drill program of 2008.  Drilling is expected to start during the coming week.

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The 2008 winter programme will test a conductor within a magnetic low in the core of what has been mapped by previous workers as an Archean dome structure.  This conductor is striking NE-SW, a similar direction as the Key Lake mine structure.  Historical records show that five, short, vertical holes were drilled in this vicinity in the past.  These historical holes were much too short to reach this target defined from the modern VTEM survey carried out by the Company in 2006.  The geophysical modeling of the data from the 2006 VTEM survey puts the top of this conductor at about 300 m depth with a shallow SE dip, suggesting a potential thrust structure.

Cree West Project

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The 2008 winter programme will follow-up on, and drill test, an area of apparent structural complexity.  This target area was identified by the winter 2007 AMT geophysical survey.  Additional AMT stations are planned to close-in the survey grid.  This work will commence in early February. The logistical items have now been completed and the crews will be based at the Cree Lake Lodge.

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The Company is planning to drill the target area in March following the resolution of the AMT information.  The unconformity depth in this area is estimated to be 500-600 metres, several hundred metres shallower than the northern claim block.

The Qualified Person for this news release is Peter Dasler, P.Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration on seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  CanAlaska has expended over Cdn$30 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition.  Active drilling and exploration continued through the Summer, and Fall 2007 seasons at West McArthur and at 2 other significant projects.  The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  A C$19 mil. Agreement for exploration has also been executed with a Korean Consortium led by Hanwha Corporation to enter into joint exploration of CanAlaska's Cree East Project.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

Jan 22nd, 2008